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                            October 21, 2023

       Paul W. Graves
       Chief Executive Officer
       Allkem Livent plc
       Suite 12, Gateway Hub
       Shannon Airport House
       Shannon, Co. Claire V14 E370
       Ireland

                                                        Re: Allkem Livent plc
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form S-4
                                                            Filed September 27,
2023
                                                            File No. 333-273360

       Dear Paul W. Graves:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 21, 2023 letter.

       Amendment No. 1 to Form S-4 filed September 27, 2023

       Risks Related to Tax Matters, page 50

   1.                                                   We note your response
to our prior comment 8 that    because the ownership percentage in
                                                        this case is expected
to be below 60%, the transaction is not expected to be a 'third-
                                                        country transaction' as
that term is used in the relevant Treasury Regulations.    Please
                                                        revise your disclosure
to include this additional information in the risk factor and the discussion of the
material tax consequences.
 Paul W. Graves
FirstName LastNamePaul  W. Graves
Allkem Livent plc
Comapany
October 21,NameAllkem
            2023       Livent plc
October
Page 2 21, 2023 Page 2
FirstName LastName
Background of the Transaction, page 83

2. We acknowledge your revised disclosure in response to our prior comment 12, which we reissue in part. Please revise to clarify the number of other potential targets in the broader lithium sector (and any other targets) that were assessed based on your selection criteria.
         To the extent you considered additional potential targets in addition to Allkem, please describe the process of identifying such targets, the progress or any discussions your had with those other targets, and when and on what basis the discussions with those targets ended. The revised disclosure should clarify how and on what basis you determined to narrow your search to Allkem and the reasons underlying Livent management's decision not to pursue the other targets.
3. We reissue comment 13 in part. We note your continued reference to unnamed third-party consultants acting on behalf of Allkem and Livent in connection with the due diligence process, such as the references on pages 90-92. Please revise to identify and describe the role of such third-party consultants. For example, if the third-party consultant who completed the due diligence site visit of Livent's Fenix and Guernes operations in April
         2023 was Ausenco Limited, which had been engaged in March 2023 to perform engineering and technical review of the inputs to Livent's financial projections, please so clarify.
4. We note your revised disclosure in response to our prior comments 15 and 17, which we reissue in part. Please revise your disclosure throughout this section to provide greater detail as to the background of the transaction, including the material issues discussed and key negotiated terms. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of your proposed transaction evolved and why this transaction is being recommended as opposed to any alternatives. In your revised disclosure, please ensure that you address the following:
             the material terms for any proposals and subsequent proposals and counteroffers in the negotiations, including the relative ownership split of the combined company, the exchange ratio and board composition;
             negotiation of the transaction documents and the parties involved; and
             changes in or contested points related to valuations.
         For example, please disclose the potential new transaction structure and the relative ownership percentages discussed between June 27 and July 5, 2022; Allkem's proposed ownership split of the combined company as reflected in the initial draft of the transaction agreement on July 6, 2022; and the substance of each party's positions in the Allkem and
         Livent Board meetings on July 7, 2022.
5. We note your disclosure on page 86 relating to Allkem's focus on fundamental valuations of the two companies as compared to current market valuations. You also disclose on page
         89 that the process for determining the relative ownership percentages in the combined company was based on the underlying fundamental valuations of the two businesses.
         Please expand your disclosure to clarify the differences between the fundamental
 Paul W. Graves
Allkem Livent plc
October 21, 2023
Page 3
         valuations and current market valuations of the two companies.
6. We note your revised disclosure in response to our prior comment 16, which we reissue in part. We refer to your disclosure on page 89 that in March 2023, the parties exchanged updated projections, and that the projections were "updated to reflect such party's analysis and opinion on the current state and outlook of the lithium market and the applicable respective businesses, in particular with respect to cost inflation and the timing, production, operating costs and capital spend associated with each company's operating assets and development projects." We also note the disclosure on page 90, that the projected cash flows were "adjusted to account for each party's view on expected reliability and certain other risks." Please disclose the content of these changes and how the affected the initial projections supplied by each party. Please include disclosure of all material changes to the projections and material assumptions underlying the projections.
Summary of Financial Analysis by Gordon Dyal & Co., page 98

7. Please revise this section to address all analysis performed by the financial advisor, including comparable company, comparable transactions and side-by-side comparisons.
         Please disclose the selection criteria for each of the comparable companies and transactions, how the criteria was chosen, and whether any companies or transactions meeting the selection criteria were excluded from the analysis. Disclose the multiples for each company in the analysis as well as the financial data used to derive such multiples, and explain how this analysis factored into each party's board's valuation.
Material Underlying Assumptions, page 105

8. We note the revised disclosure in response to comment 23 and reissue the comment in part. On page 205 you now state that you have disclosed "[t]he assumptions underlying the Forecasts that are considered most material in the view of Livent's management."
         Please revise to include all material assumptions, rather than only the "most material"
         assumptions. Quantify the assumptions to the extent practicable and clarify the relevant time frames for any assumptions that are specific to time, such as timing of completion of expansion projects. To the extent you reference information that is "disclosed or incorporated by reference elsewhere in this proxy statement," provide a specific cross-
         reference, or revise this section to disclose the information. Projected Synergies, page 108

9. We note your revised disclosure in response to our prior comment 26, which we reissue in
FirstName LastNamePaul W. Graves
       part. Please revise to expand your disclosure of the benefits with respect to Livent's
Comapany    NameAllkem
       optimized businessLivent plc model and under the heading "Operating Model Integration operating
OctoberSavings."
        21, 2023 Page 3
FirstName LastName
 Paul W. Graves
FirstName LastNamePaul  W. Graves
Allkem Livent plc
Comapany
October 21,NameAllkem
            2023       Livent plc
October
Page 4 21, 2023 Page 4
FirstName LastName
Material U.S. Federal Income Tax Considerations for U.S. Holders, page 126

10. We note your response to comments 29 and 30 and the related revised disclosure. Revise this section to provide the tax opinion in full in the filing, including the material assumptions. In the alternative, you may file a long-form opinion, which provides the full opinion including all material assumptions, as an exhibit. In whichever form, the full tax opinion, including material assumptions, must be in the same document. Refer to Item
         601(b)(8) of Regulation S-K and Section III.B. of Staff Legal Bulletin No. 19, regarding long- and short-form tax opinions.
Material Individual Properties, page 216

11. We acknowledge your revised disclosure in response to our prior comment 37, which we reissue in part. For each of Allkem's joint ventures with respect to the Olaroz lithium facility and Naraha lithium hydroxide plant, please disclose the aggregate amounts paid or received to date under such joint venture agreements, including any royalty payments, as applicable.
Amendment to Form S-4 filed September 27, 2023

Unaudited Prospective Financial Information, page 102

12. We see that you revised your projections to present projections through the years 2066 and 2067. Given the amount of uncertainty in developing projections over 40 years out, please tell us why you believe your presentation is reasonable and appropriate.
Note 4, page 180

13. We understand that the estimated transaction consideration has decreased by 23% since your July 21, 2023 filing due to the corresponding decline in share price. Regarding your revised preliminary purchase price allocation, please clarify for us why a greater portion of the $1.6 billion decline in estimated transaction consideration was not deducted from your acquired goodwill calculation. Disclose any specific changes in facts and circumstances that could have reasonably caused the estimated fair value of the acquired property, plant, equipment and mineral rights to decline from $6.1 billion in July to $4.5 billion in September. It appears that the carrying value of these assets actually increased between March 31 and June 30 of 2023. We may have further comment.
14. It appears that the $3.1 billion preliminarily allocated to acquired mineral rights results in an approximate $1.4 billion increase over the carrying value of these assets as reported on page F-25. Please provide a disclosure herein, or a cross reference to a disclosure, that identifies the specific mineral rights being written-up and describes the primary estimates and assumptions that were used to estimate fair value. For example, if fair value was estimated using market price or production cost estimates that materially differ from corresponding current prices and costs, then that fact should be clearly explained.
 Paul W. Graves
Allkem Livent plc
October 21, 2023
Page 5
Mineral Resources and Reserves, page 219, page A-1

15. You state the Mt. Cattlin processing costs as $13.19 on page 219 and elsewhere in your
         Form S-4 and not the $23.19 as stated on page 155 of the associated Mt. Cattlin technical report summary. Please review and modify your filings to correct this discrepancy.
Part II. Item 21. Exhibits and Financial Statement Schedules
Exhibits 96.1 through 96.5
10 MINERAL PROCESSING AND METALLURGICAL TESTING, page A-2

16. We reviewed the Mineral Processing and Metallurgical Testing section of Exhibits 96.1
         through 96.5. Please modify your filings and include the QP   s
opinion on the adequacy of
         the metallurgical data and state the final forecast recovery as required by Item
         601(b)(96)(iii)(B)(10)(v) of Regulation S-K.
Exhibits 96-1 through 96.5
17 Environmental Studies, Permitting, Social or Community Impacts, page A-3

17.      We reviewed the Environmental Studies, Permitting, Social or Community
Impacts
         section of your Exhibts 96.1 through 96.5. Please modify your filing
and include the QP   s
         opinion as to the adequacy of current plans for environmental compliance, permitting, and addressing issues with local individuals or groups and include closing and reclamation costs as required by Item 601(b)(96)(iii)(B)(17)(vi) of Regulation
S-K.
Exhibits 96.1 through 96.4
13 Mining Methods, page A-4

18. Please modify your filing and disclose the annual numerical values and totals for your
         Life of Mine (LOM) production. This would also include total quantities (liters) pumped from your wellfields with associated solution grades or annual processed ore with associated grades, the overall metallurgical recovery, and final salable product on an annual basis. See Item 601 (b)(96)(iii)(b)(13) of Regulation S-K. Exhibits 96.2, 96.3 & 96.4
19 Economic Analysis, page A-5

19. We note you did not disclose a complete annual economic analysis for your reserves in this section. Please modify your filing to provide more detail, key assumptions, and summarize the results on an after-tax basis with LOM totals. Your financial analysis should disclose as line items, your wellfield production quantities & grades or tonnage and grade, contained/recovered products, commodity prices, revenues, capital, sustaining
FirstName LastNamePaul W. Graves
       capital, reclamation/closing costs, operating costs, royalties, taxes, DD&A, pre/post tax
Comapany
       cashNameAllkem     Liventbasis
             flows on an annual   plc with LOM totals. See Items
601(b)(96)(iii)(B)(19)(i) and
October(ii)
         21,of2023
               Regulation
                   Page 5 S-K.
FirstName LastName
 Paul W. Graves
FirstName LastNamePaul  W. Graves
Allkem Livent plc
Comapany
October 21,NameAllkem
            2023       Livent plc
October
Page 6 21, 2023 Page 6
FirstName LastName
Exhibits 96.2, 96.3 & 96.4
11 & 12 Mineral Resources & Mineral Reserves, page A-6

20. Please modify your filing and disclose the cutoff grade for your resource/reserve estimates with an example calculation that includes all the parameters and appropriate units used to prepare this calculation. See Items 601(b)(96)(iii)(B)(11)(iii) &
(12)(iii) of Regulation S-
         K.
Exhibits 96.2 & 96.3
18 Capital and Operating Costs, page A-7

21. Our review of your capital and operating costs for your reserves indicates you did not state the accuracy of these estimates as required by Item
601(b)(96)(iii)(B)(18) of Regulation
         S-K. Please modify you filings and state the accuracy of your estimates and if constructed in stages include all capital and operating costs with your LOM totals.
Exhibit 96.1
11 Mineral Resources, page A-8

22.      Please modify your filing and disclose the Qualified Person   s
opinion on whether all
         issues related to technical and/or economic factors influencing economic extraction can be resolved with further work. See Item 601(b)(96)(iii)(B)(11)(vii) of Regulation S-K.
Exhibits 96.5
25 Reliance On Information Provided by The Registrant, page A-9

23. We note your disclosure disclaiming responsibility for the accuracy, completeness, or fairness of your third-party information. Please remove all disclaimers from your filing.
         See Item1302(b)(6) of Regulation S-K.
Livent Corporation - Form 10-K
Other Property Nemaska Lithium, page 45, page L-1

24. We note your disclosure of a 50% equity interest in the Nemaska Lithium Inc. Summary disclosure is required of all mining properties in which you have a direct or indirect economic interest. In addition, you will need to make a materiality determination/declaration regarding this property, which may require additional
         disclosure. Please modify your filing and include the summary disclosure as required by
         Item 1303(a)(1) of Regulation S-K.
Exhibit 96.1 (Form 10-K Livent) Salar Del Hombre Muerto
Cut-Off Grades Estimates, page 12-11, page L-2

25. Please modify your filing and disclose the cutoff grade for your reserve estimates with an example calculation with all the parameters and appropriate units used to prepare this calculation. See Item 601(b)(96)(iii)(B)(12)(iii) of Regulation S-K. Paul W. Graves
Allkem Livent plc
October 21, 2023
Page 7
Exhibit 96.1 (Form 10-K Livent) Salar Del Hombre Muerto
Current Wellfield Design, page 13-2, page L-3

26. Please modify your filing and disclose the annual numerical values and totals for your
         Life of Mine (LOM) production to support the graphs provided. This would also include total quantities (liters) pumped from your wellfields with associated solution grades, the overall metallurgical recovery, and final salable product on an annual basis. See Item
         601(b)(96)(iii)(b)(13) of Regulation S-K.
Exhibit 96.1 (Form 10-K Livent) Salar Del Hombre Muerto
Responsible Care, page 17-20, page L-4

27. We reviewed the Environmental Studies, Permitting, and Social Factors section of your
         TRS. Please modify your filing and include the QP   s opinion as to
the adequacy of
         current plans for environmental compliance, permitting, and addressing issues with local individuals or groups required by Item 601(b)(96)(iii)(B)(17)(vi) of Regulation S-K.
Exhibit 96.1 (Form 10-K Livent) Salar Del Hombre Muerto
Capital and Operating Costs, page 18-1, page L-5

28. Please modify your filing and define the accuracy of your capital and operating costs estimates as required by Item 601(b)(96)(iii)(B)(18)(i) of Regulation S-K.
29. Please modify your filing to disclose your closing/reclamation costs as required by Item
         601(b)(96)(iii)(B)(18)(i) of Regulation S-K.
Exhibit 96.1 (Form 10-K Livent) Salar Del Hombre Muerto
Economic analysis, page 19-2, page L-7

30. We note you did not disclose a complete annual economic analysis of your reserves in this section. Please modify your filing to provide more detail, key assumptions, and summarize the results on an after-tax basis. Your financial analysis should disclose as line items, your wellfield production quantities & grades, contained/recovered products,
FirstName LastNamePaul W. Graves
       commodity prices, revenues, capital, sustaining capital, reclamation/closing costs,
Comapany    NameAllkem
       operating            Livent plc
                  costs, royalties, taxes, DD&A, pre/post tax cash flows on an annual basis with
OctoberLOM    totals.Page
         21, 2023      See7Items 601(b)(96)(iii)(B)(19)(i) and (ii) of
Regulation S-K.
FirstName LastName
 Paul W. Graves
FirstName LastNamePaul  W. Graves
Allkem Livent plc
Comapany
October 21,NameAllkem
            2023       Livent plc
October
Page 8 21, 2023 Page 8
FirstName LastName
       Please contact Julie Sherman at 202-551-3640 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Jane Park at 202-551-7439 or Abby Adams at 202-551-6902 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services
cc:      Michael Kaplan, Esq.